UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 January 16 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

NOVO NORDISK FOCUSES RESEARCH AND DEVELOPMENT ON THERAPEUTIC PROTEINS - DISCONTINUES R&D within small molecules

Novo Nordisk today announced a decision to focus all its research and development (R&D) resources on the company's growing pipeline of protein-based pharmaceuticals. As a result of this decision the company's R&D activities within small molecules for oral treatment of diabetes will be discontinued and existing projects divested.

Since 2002, Novo Nordisk has increased its focus on pharmaceuticals based on therapeutic proteins, and today the company's pipeline of protein-based pharmaceuticals within diabetes, haemostasis, growth disorders and other diseases is larger than ever.

Mads Krogsgaard Thomsen, chief science officer and executive vice president of Novo Nordisk, said: "Our core competences lie within therapeutic proteins, and it is within this area that we can make the greatest difference in terms of patient outcomes and company growth. Therefore, it is a logical move to focus all our research and development efforts on this area."

Existing pre-clinical and clinical small-molecule projects, including NN9101 (a glucokinase activator project currently in phase 1 clinical testing) are expected to be out-licensed.

The decision will have a direct impact on approximately 180 employees. Novo Nordisk currently estimates that it will be possible to offer other positions within the company to approximately half of the affected employees. The company has initiated negotiations with the local unions regarding plans for redundancies, which are mainly expected to affect scientists specialised in small molecules.

The decision does not change the preliminary guidance for 2007, which was provided on 27 October 2006 in Novo Nordisk's financial statement for the first nine months of 2006 based on the currency exchange rates prevailing at the end of October 2006. Furthermore, and as previously communicated, Novo Nordisk still expects to increase spending in 2007 on R&D as a proportion of sales compared to the level for 2006.

Novo Nordisk will provide full guidance on expectations for 2007 in connection with the release of the full-year financial results for 2006, scheduled for 31 January 2007.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,000 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

CONTACTS FOR FURTHER INFORMATION:
Media:                           Investors:

Outside North America:           Outside North America:
Mike Rulis                       Mogens Thorsager Jensen
Tel: (+45) 4442 3573             Tel: (+45) 4442 7945
E-mail: mike@novonordisk.com     E-mail: mtj@novonordisk.com

                                 Christian Qvist Frandsen
                                 Tel: (+45) 4443 5182
                                 E-mail: cqfr@novonordisk.com

                                 Hans Rommer
                                 Tel: (+45) 4442 4765
                                 E-mail: hrmm@novonordisk.com

In North America:                In North America:
Susan T Jackson                  Mads Veggerby Lausten
Tel: (+1) 609 919 7776           Tel: (+1) 609 919 7937

E-mail: stja@novonordisk.com     mlau@novonordisk.com


Stock Exchange Announcement no 2/2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 16 2007                         NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer